

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Geoff Williams
Chief Executive Officer
Westgate Acquisitions Corporation
2681 East Parleys Way, Suite 204
Salt Lake City, UT 84109

> **Re:** **Westgate Acquisitions Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed May 11, 2010**
> **File No. 000-53084**

Dear Mr. Williams:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian K. Bhandari
Branch Chief